SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

  BRASKEM S.A.

National Register of Leal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JULY 14, 2020

1.       DATE, TIME AND PLACE: On July 14, 2020, at 9:00 AM, through conference call, due to the restrictions in force to the traffic of people caused by the Covid-19 pandemic.

2.       CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Extraordinary Meeting called pursuant to the Bylaws of BRASKEM S.A. (“Braskem” or “Company”), with the participation of all Board Members indicated below, through conference call in the Teams digital platform, having the Board Member Roberto Lopes Pontes Simões participated also as Chief Executive Officer. Officers Pedro van Langendonck Teixeira de Freitas and Ms. Cristiana Lapa Wanderley Sarcedo, Marina Dalben, Lilian Porto Bruno, Ana Paula Tarossi, and Clarisse Schlieckmann also participated. The Chairman of the Board of Directors presided over the meeting, and Ms. Lilian Porto Bruno acted as secretary.

3.       AGENDA, RESOLUTIONS AND SUBJECTS FOR ACKNOWLEDGEMENT OR OF INTEREST TO THE COMPANY:

3.1     SUBJECT FOR RESOLUTION: After due analysis of proposal PD.CA/BAK-22/2020 submitted for resolution, which was previously forwarded to the Board Members and shall remain duly filed at the Company’s headquarters, the following resolutions were unanimously taken by the attendees:

(i)

PD.CA/BAK-22/2020 - Issuance of Notes in the capital market by Braskem Netherlands Finance BV (“Issuer” or “Braskem Netherlands”) - As the prior analysis of the matter was carried out by the Finance and Investment Committee, which recommended its approval pursuant to PD.CA/BAK-22/2020, and considering that the matter has already been presented to this Board of Directors by Officer Pedro van Langendonck Teixeira de Freitas, after the matter was discussed and the clarifications were provided regarding the questions made by the Directors, the authorization to issue the Notes abroad by the Issuer was approved, which will be offered to qualified institutional investors, resident and domiciled in the United States of America, based on the regulation issued by the Securities and Exchange Commission, specifically, “Rule 144A” and, in other countries, except Brazil and the United States of America, based on “Regulation S” (“Issue”), with irrevocable, irreversible, unconditional, full and/or subordinate guarantee, by the Company, as a controlling company of

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone (71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Phone (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Phone (11) 3576-9000 – Fax (11) 3023-0892

  BRASKEM S.A.

National Register of Leal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JULY 14, 2020

the Issuer, in order to honor the payment of all obligations related to the Issue undertaken by Issuer, according to the main features described in Exhibit I to PD.CA/BAK-22/2020;
(ii)

the authorization to the Company’s Executive Board to use the proceeds of the issue in the regular course of business of the Company, which may include, but is not limited to, the amortization of financial obligations; and

(iii)

the authorization to the Company’s Executive Board and Braskem Netherlands to hire financial institutions to coordinate and provide the necessary services to deliver the Issue, and to execute any and all agreements, certificates and other documents necessary to implement the transaction object of the resolutions of item (i) above, including, but not limited to, the execution of the indenture, the purchase agreement, the offering memorandum and the amendment to the indenture to reflect the final pricing defined in the bookbuilding process, if applicable, regarding the respective issue of Notes.

3.2     Subjects for Acknowledgement: Nothing to record.

3.3     Subjects of Interest to the Company: Nothing to record.

4.       ADJOURNMENT: As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, and, after being read, discussed and found to be in order, were signed by all Directors in attendance at the meeting, by the Chairman and by the Secretary of the Meeting.

São Paulo, July 14, 2020.

José Mauro Mettrau C. da Cunha	Lilian Porto Bruno
Chairman	Secretary

João Cox Neto	Andrea da Motta Chamma

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone (71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Phone (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Phone (11) 3576-9000 – Fax (11) 3023-0892

  BRASKEM S.A.

National Register of Leal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JULY 14, 2020

Gesner José de Oliveira Filho	João Pinheiro Nogueira Batista

Julio Soares de Moura Neto	Pedro Oliva Marcilio de Sousa

Roberto Lopes Pontes Simões	Roberto Faldini

Rogerio Bautista da Nova Moreira

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone (71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Phone (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Phone (11) 3576-9000 – Fax (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.